January 31, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Attn:	Jonathan Wiggins, Staff Accountant

Re:	Industrial Income Trust Inc.

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 9, 2012

File Number: 000-54372

Dear Mr. Wiggins:

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by electronic mail on January 23, 2013 (the “Comment Letter”), with respect to the Industrial Income Trust Inc. (the “Company”) Form 10-K for the year ended December 31, 2011, filed on March 9, 2012 (the “Form 10-K”). For ease of review, we have transcribed the comments being addressed and our respective responses to the comments below.

Form 10-K for the year ended December 31, 2011

Item 2. Properties, page 38

1.	We note your response to comment 2 of our letter dated December 12, 2012. Please tell us if your average effective annual rent per square foot accounts for tenant concessions.

Response:

The average effective annual rent per square foot accounts for tenant concessions. We will include the following disclosure in future filings made pursuant to the Securities Exchange Act of 1934, as amended:

At December 31, 2011, the average effective annual rent per square foot of our total portfolio (calculated by dividing total annualized base rent, which accounts for tenant concessions, by total leased square footage) was approximately $4.50.

Pro Form Financial Information (unaudited), page 74

2.	We have reviewed your response to comment 6, and it is not clear that each of the adjustments is factually supportable. Please provide us with a detail of all pro forma adjustments made to the historical operations of the acquired properties, and tell us how these adjustments were calculated. For any estimates you made in your pro forma adjustments, as noted in footnote 1, tell us how you determined these estimates were factually supportable. Additionally, please tell us how you determined it was appropriate to include an adjustment for acquisition-related expenses during 2010. It is not clear how these expenses meet the continuing impact criteria for pro forma adjustments.

Mr. Jonathan Wiggins

January 31, 2013

Response:

The pro forma financial information was prepared in accordance with Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations,” specifically paragraph ASC 805-10-50-2(h). The following summary details all of the pro forma adjustments made to the historical operations of the acquired properties, as well as how these adjustments were calculated.

•

Rental Revenue Adjustment: The rental revenue adjustment reflects the incremental impact of rental revenue of the properties acquired by the Company based on historical operations of such properties for the period prior to acquisition. The incremental rental revenue adjustment is determined based on the acquired property’s historical rental revenue and the purchase accounting entries, and includes: (i) the incremental base rent adjustments calculated based on the terms of the acquired leases and presented on a straight-line basis; (ii) the incremental reimbursement and other revenue adjustments, which consist primarily of rental expense recoveries, and are determined based on the acquired customer’s historical reimbursement and other revenue; and (iii) the adjustments to reflect rents at market, as determined in purchase accounting, and includes above-market lease assets, which are amortized over the remaining lease term, and below-market lease liabilities, which are amortized over the remaining lease term, including any renewal periods, as applicable.

•

Rental Expense Adjustment: The rental expense adjustment reflects the incremental impact of rental expense of the properties acquired by the Company based on historical operations of such properties for the period prior to acquisition. The incremental rental expense adjustment is determined based on the acquired property’s historical operating expenses, insurance, expense, and property management fees.

•

Depreciation and Amortization Expense Adjustment: The depreciation and amortization expense adjustment reflects the incremental impact of the depreciation and amortization expense of the properties acquired by the Company. Pursuant to the purchase price allocations, the amounts allocated to buildings are depreciated on a straight-line basis over a period of 20 to 40 years, and the amounts allocated to intangible in-place lease assets are amortized on a straight-line basis over the lease term.

•

Asset Management Fees Adjustment: The asset management fees were calculated as though the properties acquired by the Company had been managed by Industrial Income Advisors LLC, the Company’s Advisor, since January 1, 2010. The management fee consists of a monthly fee of one-twelfth of 0.80% of the aggregate cost (including debt, whether borrowed or assumed), before non-cash reserves and depreciation of each real property asset within the Company’s portfolio.

•

Acquisition-Related Expenses Adjustment: The acquisition-related expenses incurred by the Company related to the property acquisitions have been excluded in the current period pro forma net loss and included in the prior period pro forma net loss. The Company included the acquisition-related expenses in the prior period in order to reflect these costs as if the acquisitions had been completed as of January 1, 2010, consistent with the illustrative example included in ASC 805-10-55-50, Paragraph 805-10-50-2(h)(4).

Mr. Jonathan Wiggins

January 31, 2013

•

Interest Expense Adjustment: The interest expense adjustments reflect the incremental interest expense calculated based on the actual terms of the mortgage notes payable incurred in conjunction with each acquisition as if these financings were outstanding as of January 1, 2010.

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The Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions, please feel free to contact me at tmcgonagle@industrialincome.com or (303) 228-2200.

Regards,

/s/ Thomas G. McGonagle
Thomas G. McGonagle
Chief Financial Officer and Treasurer

cc:	Judith D. Fryer, Esq., Greenberg Traurig, LLP

Alice L. Connaughton, Esq., Greenberg Traurig, LLP